UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Termination of Securities Purchase Agreement

As previously disclosed, Top KingWin Ltd., a Cayman Islands exempted company with limited liability (the “Company”), entered into a Securities Purchase Agreement, dated June 23, 2025 (the “SPA”), with certain institutional purchasers (the “Purchasers”), pursuant to which the Company sold an aggregate of 3,500,000 of its Class A ordinary shares, par value US$0.0025 per share (the “Ordinary Shares”), in a registered direct offering at a purchase price of US$0.4343 per share, for gross proceeds of approximately US$1.52 million (the “Offering”). The Offering closed on June 26, 2025.

On July 7, 2025, the Company and the Purchasers entered into a Termination Agreement and Release (the “Termination Agreement”), pursuant to which the parties agreed to unwind the Offering and terminate the SPA in its entirety. Under the terms of the Termination Agreement, (1) all of the shares of the Company issued to the Purchasers shall be returned to the Company by way of the Company repurchasing such Shares in accordance with its articles of association and holding such purchased shares as treasury shares and canceled in accordance with applicable law; and (2) the Company will pay to each Purchaser the full amount of the purchase price paid by such Purchaser under the SPA following the repurchase of such shares.

The Termination Agreement includes mutual releases and provides that neither party admits any liability or wrongdoing. A copy of the Termination Agreement is furnished herewith as Exhibit 99.1 and incorporated herein by reference. The foregoing summary of the terms of the Termination Agreement is subject to, and qualified in its entirety by such document.

Exhibits

Exhibit No.	Description
99.1	Form of Termination Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd.

Date: July 7, 2025	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

2